April 2, 2026

Bernard Coulie
Chief Executive Officer
Pliant Therapeutics, Inc.
331 Oyster Point Boulevard
South San Francisco, CA 94080

       Re: Pliant Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 30, 2026
           File No. 333-294737
Dear Bernard Coulie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Marianne Sarrazin, Esq.